82-3470

02 AUG 27 AM 8:07

02049515

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

16th August, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

<u>91st Annual General Meeting of the Company</u>

Further to our letter dated 29th July, 2002 on the subject, we now enclose a copy of the Minutes of the 91st Annual General Meeting of the Company, held on 26th July, 2002, at Kolkata.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 8/27

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC LIMITED

MINUTES OF THE PROCEEDINGS OF THE NINETY-FIRST ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 26TH JULY, 2002 AT 10.00 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS	:	Shri Y. C. Deveshwar (in the Chair)
		Shri C. R. Green
		Shri Y. P. Gupta
		Shri Ajeet Prasad
		Shri P. B. Ramanujam
		Shri S. S. H. Rehman
		Shri A. Singh
		Dr. Ram S. Tarneja
		Shri K. Vaidyanath
		Shri R. Vasudevan
		Shri B. Vijayaraghavan
COMPANY SECRETARY	:	Shri B. B. Chatterjee

Unit Trust of India
by its Representative — Shri M. K. Sinha

Life Insurance Corporation of India
by its Representative — Shri A. K. Podder

General Insurance Corporation of India
by its Proxy — Shri A. Das

The New India Assurance Company Ltd.
by its Representative Shri C. Chowdhury

The Oriental Insurance Company Ltd.
by its Representative Shri G. Dutta

National Insurance Company Ltd.
by its Representative Shri A. Das

United India Insurance Co. Ltd.
by its Representative Shri P. Sen

Industrial Development Bank of India
by its Representative Shri B. Dhar

IFCI Ltd.
by its Representative Shri C. P. Padmanabhan

ICICI Ltd. (since merged with ICICI Bank Ltd.)
by its Representative Shri B. Rungta

Tobacco Manufacturers (India) Ltd.
by its Representative Shri C. R. Green

Myddleton Investment Company Ltd.
by its Representative Shri C. R. Green

Rothmans International Enterprises Ltd.
by its Representative Shri C. R. Green

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Shri Y. C. Deveshwar, Chairman of the Company, took the Chair.

2. The business before the Meeting was taken up after having established that the requisite quorum for the Meeting was present.

3. a. The Register of Directors' Shareholdings was placed before the Meeting in accordance with the requirements of Section 307(7) of the Companies Act, 1956, and it remained open and accessible during the continuance of the Meeting to all persons attending the Meeting.

   b. Certificate dated 5th July, 2002, from Messrs. A. F. Ferguson & Company, Chartered Accountants, the Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, as required under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

4. The Notice dated 22nd May, 2002 convening the Ninety-First Annual General Meeting together with the Report and Accounts for the financial year ended 31st March, 2002, as previously circulated, were taken as read.

5. The signed Auditors' Report was kept on the table throughout the Meeting.

6. The Chairman on the occasion of the Ninety-First Annual General Meeting, delivered his Speech on "Transformational Change in Rural India – ITC: An Inspiring Agenda". The Meeting applauded the Chairman's address.

7. The Chairman shared the highlights of the unaudited financial results (provisional) for the First Quarter ended 30th June, 2002, which were taken on record by the Board of Directors of the Company earlier that morning. The Meeting applauded the performance of the Company.

8. Shri S. R. Tata, Partner of Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read out the Auditors' Report dated 22nd May, 2002 on the Accounts of the Company for the financial year ended 31st March, 2002.

9. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2002, the Profit and Loss Account of the Company for the financial year ended 31st March, 2002, together with the Schedules and Notes, as attached thereto, the Report of the Directors & Management Discussion and Analysis dated 22nd May, 2002 annexed thereto, and the Auditors' Report to the Members dated 22nd May, 2002, be and are hereby approved and adopted."

On the Resolution being proposed by Shri R. N. Damani and seconded by Shri S. K. Dutt as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarification required on the Report and Accounts of the Company. Amongst others, Sarvashri G.S.Pandey, K.L.Mallik, B.Venkataratnam, S.N.Chatterjee, S.Banerjee, S.L.Rathi, T.P.Goyal, S.K.Sukhani, J.P.Saha, M.K.Gupta, N.K.Dey, L.Awasthi, J.Nagar and B.S.Srimal congratulated the Chairman, the Board of Directors and the employees of the Company on the excellent working results, made certain suggestions and sought clarifications, inter-alia, on the Report and Accounts of the Company, its various businesses and in particular, the tobacco business, ITC Global and Chitalia's litigation in the USA, investments, delisting the shares of the Company from certain Stock Exchanges, bonus shares, social responsibility and factory visit; the Members appreciated the Company's e-Choupal initiatives and the CGR2 rating conferred on the Company for 'High Level' of Corporate Governance.

The Chairman replied to the queries of the Members to their satisfaction and thanked them for their suggestions and continued support.

The Resolution was thereafter put to vote and on a show of hands declared carried by requisite majority.

10. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that a dividend at the rate of Rs.13.50 per Ordinary Share, subject to tax, absorbing Rs. 334,14,10,461/-, to be rounded off by such sum as may be required, be and is hereby declared on 24,75,11,886 Ordinary Shares of Rupees 10/- each, fully paid (including 20,96,982 new Ordinary Shares, issued and allotted in accordance with the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with the Company, and ranking pari passu with the existing Ordinary Shares of the Company), out of the net profits of the Company for the financial year ended 31st March, 2002, payable on or after 29th July, 2002, to those Members of the Company, entitled thereto and whose names appear on its Register of Members as on 26th July, 2002, or to their mandatees, and to the beneficial owners as on 16th July, 2002 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was duly proposed by Shri A. K. Sil and seconded by Shri G. S. Pandey as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

11. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Shri Charles Richard Green who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri D. K. Dutta and seconded by Shri A. Chaturvedi as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

12. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Dr. Basudeb Sen who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri B. Venkataratnam and seconded by Shri K. L. Mallik as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

13. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Shri Balakrishnan Vijayaraghavan who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri M. K. Gupta and seconded by Shri S. N. Ghosh as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

14. **RESOLUTION NO. 6 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting at a remuneration of Rs. 82,50,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was duly proposed by Shri S. Sharma and seconded by Shri K. K. Das as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

15. **RESOLUTION NO. 7 - ORDINARY RESOLUTION**

"Resolved that Shri Ajeet Prasad be and is hereby appointed a Director of the Company for a period of five years from the date of this Meeting, whose period of office shall be liable to determination by retirement of Directors by rotation."

The Resolution was duly proposed by Shri T. P. Goyal and seconded by Shri S. L. Rathi as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

16. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that Shri John Benedict Stevens be and is hereby appointed a Director of the Company for a period of five years from the date of this Meeting, whose period of office shall be liable to determination by retirement of Directors by rotation."

The Resolution was duly proposed by Shri P. N. Basak and seconded by Shrimati I. Gandhi as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

17. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, this Meeting hereby approves, in modification of the resolution passed by the Members at the Annual General Meeting of the Company held on 28th July, 2000, the extension of the term of office of Shri Sahibzada Syed Habib-ur-Rehman as a Director of the Company, liable to retire by rotation, and also as a Wholetime Director up to 20th March, 2004, on the same remuneration as approved by the Members at the Annual General Meeting of the Company held on 28th July, 2000, and as set out in the Explanatory Statement attached to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

The Resolution was duly proposed by Shrimati S. V. Arya and seconded by Shri S. C. Chandak as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

18. **RESOLUTION NO. 10 - ORDINARY RESOLUTION**

"Resolved that Shri Pillappakkam Bahukutumbi Ramanujam be and is hereby re-appointed a Director of the Company for a period of five years with effect from 30th July, 2002, whose period of office shall be liable to determination by retirement of Directors by rotation."

The Resolution was duly proposed by Shri R. K. Ghosh and seconded by Shri P. Dutta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

19. **RESOLUTION NO. 11 - ORDINARY RESOLUTION**

"Resolved that Shri Charles Richard Green be and is hereby re-appointed a Director of the Company for a period of five years with effect from 30th July, 2002, whose period of office shall be liable to determination by retirement of Directors by rotation."

The Resolution was duly proposed by Shrimati S. Banerjee and seconded by Shri B. K. Seal as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

20. The business before the Ninety-First Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 12th Aug., 2002.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Name of Member	Name of Member
TARAKNATH ADHYA	GIRIJA SHANKER AGARWAL
ASIFAR ALI	SK AHAMMAD ALI
SHAMIM AHMED	LAKSHMI KANT AWASTHI
RADHESYAM AGARWALLA	SK AKBAR ALI
RABINDRA NATH BASU	GOURI SANKAR BANERJEE
ARUN KUMAR BASU	SUNIL KUMAR BOSE
TAPAN KUMAR BASU	RABINDRA NATH BHAR
SANAT KUMAR BASAK	SAKTI PRASAD BISWAS
PROTIMA BISWAS	SAMAR BANERJEE
SWAPNA BANDYOPADHYAY	ASHOK KUMAR BAIDYA
SHILA BASU	DWIPAK KUMAR BASU
MITRA BANDYOPADHYAY	PASHU PATI NATH BASAK
SUCHARITA BANERJEE	SALIL KUMAR BASAK
NIMAI DAS BHOWMIK	SANAT KUMAR BASAK
SANAT KUMAR BASAK	GOPAL CHANDRA BHANDARY
BAIDYA NATH BISWAS	AMIT KUMAR BANERJEE
PRATIK KUMAR BASU	JAHANARA BEGUM
BIJOYA BASU	SAKTI PADA BASU
ARIJIT BHOWMIK	HARADHAN BHOWMIK
TARAPADA BHATTACHERJI	TARAPADA BHATTACHARJEE
SANTOSH CHATTERJEE	BIMAL KUMAR CHAKRABORTY
BIJOYA CHOWDHURY	KEDAR NATH CHOPRA
SHANTI DEB CHOWDHURY	BIJOYA CHOWDHURY
JYOTI PROKASH CHUNDER	CANDRA CHATTERJEE
KISHORE PRASAD CHAUDHURI	BISHWA BEHARI CHATTERJEE
BISHWA BEHARI CHATTERJEE	GOKULENDRA KUMAR CHOWDHURY
BIJOYA CHOWDHURY	GOKULENDRA KUMAR CHOWDHURY
AMALENDU PAUL CHOWDHURY	NISITH KUMAR CHATTERJEE
AKINCHAN PAUL CHAUDHURI	MOUSUMEE CHAKRABORTY
SUJATA CHUNDER	JYOTI PROKASH CHUNDER
MUKUL CHAKRABARTI	MAINAK CHAKRABORTY
BHOLA NATH CHAUDHURY	DIPALI PAUL CHOWDHURY
KEDAR NATH CHOPRA	PRAMOD RANJAN CHAKRABORTY
PARAMITA CHAKRABORTY	PRADIP CHATTERJEE
SANJIB KUMAR CHAKRABORTY	SOUMITRA CHATTERJEE
HRIDAY RANJAN DAS	BINODANANDA DAS
SAKHI DE	NAMITA DUTTA
RABINDRA NATH DE	BIRENDRA LALL DUTT
MOHENDRA LALL DUTT	RAI MOHON DEB
NIRMAL KUMAR DE	JONAKI DE
KALA CHAND DEY	SIKHA DEY
MARCIAN DROZARIO	ANJALI DUTTA
KALLOL DEBNATH	RAMPROSAD DASS
SAMARENDRA DEY	ADIP KUMAR DUTT
AMAR RANJAN DATTA	SALIL KUMAR DUTTA
SH DEB KUMAR DAS	PRITINDU DAS GUPTA
RITA DE	SHREE KANTA DAGA
ASISH DUTTA	GHANSHYAM DAS DAMANI
KASI NATH DUTTA	ASHOKE KUMAR DHAR
SISIR KUMAR DE	ANITYA DAS
RAM NARAYAN DAMANI	ASISH DUTTA
SIPRA DAS	BRINDABON DUTTA
BRINDABON DUTTA	MIRA DUTTA
SUSANTA KUMAR DUTT	SUDEEP DASS
ARUN KUMAR DUTTA	BIKASH RANJAN DUTTA
GAUTAM DASGUPTA	JAGDISH PRASAD SAHA

LIST OF MEMBERS WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Name of Member	Name of Member
NIRMALENDU DATTA	NIRMALENDU DATTA
PHANINDRA CHANDRA DEY	SARMILA DUTTA
Y C DEVESHWAR	DIPAK KUMAR GANGOPADHYAY
NITIN GUHA	NITIN GUHA
DIPAK KUMAR GANGOPADHYAY	SUDHAMOY GHOSAL
DIPAK KUMAR GANGOPADHYAY	BIMALENDU GANGULY
DALIA GHOSH	DEBA RANJAN GUHA
MONOMOY GHOSH	KEDARNATH SEN GUPTA
TAPAN KUMAR GHOSH	BINOD KUMAR GUPTA
NILAY KUMAR GANGULY	SIKHA GHATAK
RANJAN KUMAR GHOSH	ABID HOSSAIN
AJOY HOMROY	J SEKAR JAYABAL
AJAY JHALANI	SUBHASH CH JAISWAL
ARUN KUMAR KHERIA	SRIBASH CHANDIA KARMAKAR
GOMATHY KRISHNAMOORTHY	JOGINDER KUMAR KAPOOR
GOKULENDRA KUMAR CHOWDHURY	KAMALUDDIN KHAN
MOTI LALL	GOBINDA CHANDRA LAHA
BAISAKHI LAHA	GOBINDA CHANDRA LAHA
RAMA NATH MUKHERJEE	SARAMA MAL
SUDIP KUMAR MUKHERJEE	HARI DHON MITRA
RAMANATH MUKHERJEE	BHABANI BILAS MUKHERJEE
MARIA MENEZES	KRIPA SHANKAR MAHAWAR
AMAL KUMAR MAJUMDAR	SK SAHIDULLA MOLLA
REKHA MALLICK	RAMANATH MUKHERJEE
INDRANI MUKHERJEE	MARIA MENEZES
MRINAL KANTI MAITY	JAIKANT MAHAWAR
APURBA CHANDRA MANNA	SUSANTA MAJUMDER
ANIL KUMAR MONDAL	TAPAN MUKHERJEE
ANANDA MOHAN MUKHERJEE	BIMAL KUMAR MAJUMDAR
BHARAT MOHTA	BHARAT KUMAR MEHTA
MANJUSREE MITRA	NIRMALENDU MONDAL
SHIV KUMAR MISHRA	SUCHITRA NEOGI
JUNU NANDY	ANIL KUMAR NANDI
RAJ KUMAR NANDI	JITENDRA NAGAR
NINGAMMA	NITYA GOPAL PODDER
SHEFALI PAUL CHOWDHURY	SHEFALI PAUL CHOWDHURY
SUSIL KUMAR PAL	GANGASAHAI PANDEY
MANORAMA PANDEY	GANGESH PANDEY
ARUP KUMAR PAUL	GANGA SAHAI PANDEY
GANGA SAHAI PANDEY	MANORAMA PANDEY
GANGESH PANDEY	GANGA SAHAI PANDEY
JATINDER SINGH PAUL	DURGA PRASAD PAUL CHOWDHURY
DEOKI NANDAN PATODIA	SATYA NARAYAN PAL
NUPUR PAL	SOVA PAL
ALPANA PAUL	BIRESH RANJAN PAUL
DIPALI PYNE	SUMIL KUMAR PAUL
SUMIL KUMAR PAUL	TRIPTI PAL
BIPAD BHANJAN ROY	DIPANKAR RAY
KRISHNENDU RAY	RABINDRA NATH ROUTH
SISIRENDU ROY	HARIKANT LAXMIKANT RANA
TAPAN KUMAR ROY	DURGA PROSAD ROY
SUBHENDU ROYCHOUDHURI	SUBHENDU ROYCHOUDHURI
SWAPAN RAKSHIT	SNEHALATA ROY
DILIP KUMAR ROY	BANDANA ROYCHOUDHURI
SUBHENDU ROYCHOUDHURI	SUBHENDU ROYCHOUDHURI
HARI CHARAN SEAL	KAMALA KANTA SUR

LIST OF MEMBERS WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Name of Member	Name of Member
AJIT KUMAR SARKAR	ARVIND KUMAR SINHA
ASOKE KUMAR SAHA	MANORANJAN SAHA
SUBH KARAN SURANA	BRAJOGOPAL SIRCAR
RAJKUMAR SEN	SANJIV SHARMA
SUBRATA SAMADDAR	BIJNAN SINGH SRIMAL
BISWANATH SARKER	HARICHARAN SEAL
UPENDRA NATH SEN	T SHASHIDHAR
T SHASHIDHAR	VINESH KUMAR V SHETH
SANJAY V SHAH	RAJKUMAR SEN
SUSANTA KUMAR SEN	ASOK KUMAR SIL
ASHA SAHA	BIDYUT KR SEAL
SHREE CHAND SHAW	LOKE NATH SINGH
RANJAN KUMAR SARKAR	BIDYUT KUMAR SAHA
ASIM KUMAR SIL	HARNAM SINGH
ASIM KUMAR SIL	ASIM KUMAR SIL
ASIM KUMAR SIL	RAJKUMAR SEN
RAJKUMAR SEN	ANIL KUMAR SAHA
J K SEBASTIAN	MADHUSUDAN SAHA
NABA GOPAL SRIMANI	PRAN GOPAL SAHA
SUSHIL KUMAR SUKHANI	SUSHIL KUMAR SUKHANI
SUSHIL KUMAR SUKHANI	SUPRAKASH TALUKDAR
TUHINA TALUKDAR	KRISHNAMURTHY VAIDYANATH
KRISHNAMOORTHY VAIDYANATH	PRAGATI UTTHASONI
SACHIDA NANDA BISWAS	SHIB NATH SEN
GOUR MOHAN SEAL	GORA CHAND SEAL
GORA CHAND SEAL	SUBRATA SIRCAR
PROJESH KUMAR MUKHERJEE	KALYAN KUMAR DAS
SOMNATH GHOSH	ASIT KUMAR PALCHAUDHURI
ATIN LAW	SAMIRENDU DUTTA
MOHAN LAL SUREKA	AMIYA CHANDRA RAY
DARAYAS J BAPOOJI	NARGIS D BAPOOJI
ASHOK CHATURVEDI	UJJAL MUKHERJEE
AMIYA KUMAR GHOSH	SAMIR KUMAR SAHA
SUDHANGSU KUMAR LAW	ASIMA LAW
K R S ANAND	MANO RANJAN CHAKRABARTI
PABAN KUMAR AGRAWAL	RANJAN KUMAR MITTRA
SUPARNA BANERJEE	SRIBASH CHARAN NUNDY
SAMIRENDRA NATH MOOKHERJEE	KAMAKHYA RANJAN SEN
RANESH CHANDRA SAHA	JAGADISH CHANDRA BASU
SUPATI CHOWDHURY	USHA DEVI SUREKA
MALAY MUKHOPADHYAY	SURESH CHANDRA SAHA
ANUP SINGH	SATYANARAIN AGIWAL
BINOD KUMAR DALMIA	B. L. RATHI
SUJAN MODAK	AVA RANI SAHA
SANTA CHAUDHURI	ASHIS KUMAR DUTTA
SUDHIR KUMAR PAUL	JAYANTA KUMAR DAS
GHANSHYAM DAS DAMANI	PARTHA PRATIM NATH
OM NARAIN AGRAWAL	BARID BARAN KOLAY
PRATIMA MAJUMDAR	PRAN GOPAL SAHA

LIST OF MEMBERS WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Name of Member	Name of Member
GOURKISHORE BISWAS	SANKAR LALL SEAL
INDRANEEL BASU	ASHIS KANTI PAUL
SATYABRATA SEN	RAM S TARNEJA
RAM S TARNEJA	RAJENDRA PAREKH
JUG RAJ BHANDAWAT	RAMA NATH MUKHERJEE
MANOJ KUMAR KOCHAR	GOMATHY KRISHNAMOORTHY.
SANWAR MAL AGARWAL	K. KRISHNAMOORTHY
SUBHANKAR HOME	SAMBHU NATH GHOSH
SHYAM LAL RATHI	SARALA V ARYA
JOYDEEP NONDY	MANABENDU GHOSH
GUL JESWANI	PURAN CHAND BHATIA
SABITA PAL	RAVI GUPTA
PRANGOPAL PAL	VIJAY DEOSARIA
POONAM H JESWANI	ARUN BOSE
HIMANSHU BHUSAN PAUL	MUKUNDA DAS
MOHAN LAL MUKHERJEE	SANJAY BARDHAN
RADHESHYAM SHARMA	DURGA CHARAN DAS
DURGA CHARAN DAS	SUNIRMAL MANNA
ARDHENDU KUMAR BARAL	AMITABHA KAHALI
HARIOM NARAIN SHAW	ANUP KUMAR SUR
RAMA CHAKRABORTY	PABITRA MUKHERJEE
SAMIR BHOWAL	AJAY KUMAR MAHESHWARI
HIMADRI DEBDAS	MEERA BANERJEE
BHARTI DEVESHWAR	BHISHAM LAL WADHWA
GOPAL KUMAR AGARWAL	SUJIT KUMAR DEY
PURUSHOTTAM DAS MODI	ARUN KUMAR GHATAK
BIPLOB MONDAL	KAMAL KUMAR DUTTA
LOKE NATH SINGH	BANKIM CHANDRA ROY
TAPAS CHAKRABARTY	NANDALAL PAL
DEBASISH BANERJEE	HARAN CHANDRA BANERJI
M R SEN	MARAN CHANDRA DAS
MAMATA ROY	ASHOKE KUMAR DATTA
DHARMA NATH SINGH	SUPRIYA CHAKRABARTY
NABAGOPAL ROY	AJOY KUMAR BASU
JAYA BASU	BIDYUT KUMAR GHOSH
LOKE NATH SINGH	SUSHMITA DUTTA
NIHAR KUMAR SEN	BURJOR DOSSABHOY BHAGWAGAR
KAILASH C WADHWA	SANDEEP WADHWA
AMITAVA BOSE	KARUNA AGARWAL
SATYENDRA NATH DUTT	TRINANJAN BANERJI
ASHRU KUMAR GOLUI	PALLAB KANTI SINHA
SNEHALATA ROY	PRAN GOPAL BANIK
SARAN KUMAR BASU	HIMANSU SEKHAR JANA
SANDIP DUTTA	MRITYUNJAY RAY
SANDHYA PRAMANIK	TAPAN KUMAR BARDHAN
NAMITA DUTTA	DURLABH CHANDRA MAL
BATHULA VENKATA RATNAM	B. B. CHATTERJEE
RAJENDRA KUMAR SINGHI	SAILENDRANATH KUMAR
TRIBHUWAN PAL GOYAL	DIPAK KUMAR DUTTA
NITIN WADHWA	RANJIT SENGUPTA
ARNAB KUMAR NAG	RAJENDRA PRASAD CHETANI
BINOD KUMAR BAGLA	MANOJ KUMAR GUPTA
S S H REHMAN	S S H REHMAN

LIST OF MEMBERS WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Name of Member	Name of Member
SANKAR MUKHERJEE	PRADIP KUMAR MONDAL
INDU GANDHI	DILIP KUMAR MANDAL
SUKUMAR DUTTA	TAROK NATH NANDY
RAJ KUMAR SEN	SHYAMA SHANKAR CHOUDHURY
ANUP KUMAR MITRA	BIPLAB KUMAR GHOSH DASTIDAR
ALOK KUMAR MALLIK	ASHOK KUMAR PYNE
KINSUK KUMAR CHATTERJEE	DEEPTI PRAKASH BANERJEE
JOYDEB DE	SWAPAN KUMAR DAS
SATYA NARAYAN SIL	SAMARES DAS
BRIJ MOHAN DHOOT	GOUR KISHORE BISWAS
PRABIR DATTA	KANAILAL MUKHERJEE
KANAK KANTI RAY	SABITA DATTA
ARPAN GHOSH	SATI NATH CHATTERJEE
SUBRAMANIAN GANESAN	MIHIR KANTI BHOWMIK
CHANDIDAS CHATTERJEE	SURESH CHAND CHANDAK
SUNDARAM MANIVANNAN	SAMARANANDA BHATTACHARJI
UJJAL BHATTACHARYA	KABERI MALLIK
KASHMIR LAL MALLIK	RANAJIT KUMAR MAJUMDAR
SUDIP GHOSH	SUKUMAR GHOSH
BITAN BASU	V S R MURTY
SAMBHU NATH GHOSH	TAPU DAS
MARIA MENEZES	NOBIN CHAND DE
SUSANTA KUMAR BISWAS	TRIPTI SHEKHAR DUTT ROY
SUSHIL KUMAR MANDAL	SUNIL KUMAR CHATTERJEE
AMIT KUMAR SARKAR	KASI NATH DATTA
JASHVANTI THACKER	BILQUEES CHASMAI
PRAKASH KHANNA	SAKTI SADHAN SAMANTA
KESHAB KUNDU	SUPATI CHOWDHURY
DILIP BANERJEE	KUNDURU ANANDA SWARUPA REDDY
BISWAJIT CHOWDHURY	PURNIMA PAUL
APURVA THIRANI	ANJALI PRASAD
ANURADHA SEN	NIBHA BHATTACHARYA
RAJ KUMAR KHERIA	PRADIP KUMAR SEN
U.T.I. INDIA GROWTH FUND UNIT 1988 by it's representative M K SINHA	UTI "INDIA GROWTH FUND UNIT SCH -1988" by it's representative M K SINHA
UTI "INDIA GROWTH FUND UNIT SCH -1988" by it's representative M K SINHA	UTI "INDIA FUND UNIT SCHEME 1986" by it's representative M K SINHA
UTI A/C INDIA FUND UNIT SCHEME 1986 by it's representative M K SINHA	UTI A/C INDIA GROWTH FUND UNIT SCHEME 1988 by it's representative M K SINHA
UNIT TRUST OF INDIA A/C INDIA ACCESS FUND(CLASS I)UNIT SCHEME 1996 by it's representative M K SINHA	LIC MUTUAL FUND by it's representative A K PODDER

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
SHYAMLAL AGARWALLA	Y C DEVESHWAR
SHYAM SUNDAR AGARWAL	RAJA SEN
UMA DEVI AGRAWAL	MOIN KHAN
UMA DEVI AGRAWAL	SURYA SEN
SHYAMSUNDER AGRAWAL	BIKRAM TUDU
AKHILESH KUMAR AGARWAL	SOMEN KARMAKAR
SHYAM SUNDAR AGARWAL	Y C DEVESHWAR
SHYAMLAL AGARWALLA	Y C DEVESHWAR
BANWARILALL AGARWALLA	ANUP SINGH
REENA AGARWAL	TRILOK AGARWAL
SAVITRI DEVI AGARWALLA	ARINDAM SARKAR
SUMITRA DEBI AGARWALLA	UDDIDAN DAS ROY
PAWAN KUMAR AGARWALA	ABHIJIT DAS
SYED MAHMOOD AHMAD	SUJIT SAHA
AJEET KR AGARWAL	PRADYUT PAUL
SABRINA ALPHONSO	SHANKAR HALDER
SAVITRI DEVI AGARWAL	Y C DEVESHWAR
ANN ADAMS	BIMAN MAJUMDER
ANN ADAMS	ANJAN BOSE
APPA RAO A	ANUP SINGH
DURGA RAO A	Y C DEVESHWAR
MUSTAKIN AHMED	Y C DEVESHWAR
MURALIDHAR V AVLAKKI	Y C DEVESHWAR
SHYAM SUNDAR AGARWAL	UJJAL GHOSH
S ABBAI	ANUP SINGH
S ABBAI	K VAIDYANATH
SHYAM SUNDAR AGARWAL	BIJAY SHARMA
TANNA ATCHINNAIDU	ANUP SINGH
V CH APPARAO	Y C DEVESHWAR
ESMAIL ADAM BANDUKWALA	SAROJ SINGH
M BASKARAN	ANUP SINGH
ESMAIL ADAM BANDUKWALA	RAJA BARUA
RATNA BASU	ANIRBAN BASU
ESMAIL ADAM BANDUKWALA	Y C DEVESHWAR
KRISHNAVATARAM BARATAM	AKHIL DAS
BALAKRISHNA MURTY BARATAM	BIMAL DEY
DEBABRATA BHAUMIK	Y C DEVESHWAR
DURGAPRASAD BHAUMIK	ANUP SINGH
SAKTIPRASAD BHAUMIK	Y C DEVESHWAR
MUKESH CHANDRA BHAYANI	Y C DEVESHWAR
HAJI HAROON BHURA	Y C DEVESHWAR
ABDULLA BHURA	Y C DEVESHWAR
SAURENDRA NATH BHATTACHARYYA	SUDIPTA BHATTACHARYYA
BOSE RITA	RANJAN BOSE
S BHANUMATHI	ANIRBAN CHAKRABORTY
CHANDRA SEKHARA PAKEER BARATAM	MUNNA ROUTH
ESMAIL ADAM BANDUKWALA	VIVEK SHARMA
SHEKHAR BASU	Y C DEVESHWAR
PRITI BALAJI	BABU BHUIYA
SUBRATA BHAUMIK	K VAIDYANATH
RENUKA BISWAS	BIMALENDU ACHARYA
A BABURAO	Y C DEVESHWAR
ANJANEYA SASTRY B	ANUP SINGH
AMEER ALI BAIG	K VAIDYANATH
B SURESH BABU	Y C DEVESHWAR
B BEHARI	K VAIDYANATH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING
HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
ESMAIL ADAM BANDUKWALA	PUSPENDU CHAKRABORTY
E BABURAO	ANUP SINGH
JANARDHANA REDDY B	Y C DEVESHWAR
K BALAKRISHNA	Y C DEVESHWAR
M D BASHEERUDDIN	Y C DEVESHWAR
MAHENDRABABU Y B	Y C DEVESHWAR
MD BASHEERUDDIN	Y C DEVESHWAR
NAGESWARA RAO B	ANUP SINGH
NAGULU B	ANUP SINGH
NAGESWAR RAO B	K VAIDYANATH
PITCHI REDDY B	Y C DEVESHWAR
PRABHU DAS B	Y C DEVESHWAR
RAMBABU B	Y C DEVESHWAR
SHYAM SUNDAR B	K VAIDYANATH
T BHANGARAIAH	Y C DEVESHWAR
T BALARAM	ANUP SINGH
VASANTHA RAJU S B	Y C DEVESHWAR
VEERALA BIKSHAPATHI	ANUP SINGH
VENKATESWARA REDDY B	K VAIDYANATH
ANANDILAL CHORISIYA	SACHIN BISWANATH
CHEILAPPAN LAKSHMANA CHETTIAR	PRADIP PAL
KANCHANA RAO CHALASANI	Y C DEVESHWAR
KANAK ROY CHOWDHURY	AMITAVA ROYCHOWDHURY
A V LAKSHMANA CHARYULU	ANUP SINGH
APPA RAO CHEKURI	ANUP SINGH
K NAGA BRAHMA CHARY	K VAIDYANATH
LAXMANA REDDY CH	K VAIDYANATH
LINGAIAH CH	ANUP SINGH
M JANARDHANA CHARY	ANUP SINGH
MUKUL CHAKRABARTI	MANASH CHAKRABORTY
N CHANDRAN	Y C DEVESHWAR
NARASIMHA REDDY CH	Y C DEVESHWAR
N CHANDRAN	Y C DEVESHWAR
P MOHANA CHARY	Y C DEVESHWAR
PRASANNA CHATTERJEE	Y C DEVESHWAR
RAMACHANDRA RAO CH	Y C DEVESHWAR
RAMULU CH	Y C DEVESHWAR
CHANDRA MOHON DUTTA	Y C DEVESHWAR
KUNAL DUTT	KAUSHIK DUTT
BEENA DASGUPTA	P K DASGUPTA
KUNAL DUTT	KAUSHIK DUTT
ARPANA DEY	CHANDAN DEY
KOELI DEB	SURESH DAS
BOKUL DEY	SUMANTA DAS
SHEELA DUTTA GUPTA	CHANCHAL MITRA
GAWARA DEVI DAGA	RAJ KUMAR DAGA
GOVINDA REDDY D	ANUP SINGH
JANARDHANA REDDY D	K VAIDYANATH
KONDAL REDDY D	ANUP SINGH
KASNA D	Y C DEVESHWAR
LAXMANA D	ANUP SINGH
M VENKANNA DORA	ANUP SINGH
MUTTAIAH D	Y C DEVESHWAR
MUNDRU VENKANNA DORA	K VAIDYANATH
M VENKANNA DORA	Y C DEVESHWAR
NARASAIAH D	K VAIDYANATH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
NAGESWARA RAO D	K VAIDYANATH
PULLAIAH D	ANUP SINGH
PEDDI RAJU D	ANUP SINGH
RANGA RAJU DBV	K VAIDYANATH
SANYASI RAJU D	Y C DEVESHWAR
THOTA NALINI DEVI	ANUP SINGH
BURRA JOHN EBENEZER	ANUP SINGH
JEISSY E	K VAIDYANATH
M ESHWARAIAH	Y C DEVESHWAR
NAGESWARA RAO E	Y C DEVESHWAR
MOHAMMED FAYYAZ	K VAIDYANATH
NRIPESH CHANDRA GHOSH	TRILOKESH GHOSH
ISHWERDYAL GUPTA	BABLOO CHAKRABORTY
SUBHASH CHANDR GROVER	ASHOKE GHOSH
SATYANARAYANA GAMINI	K VAIDYANATH
B R NAGENDRA GUPTA	GAUTAM MAHAPATRA
SUBHASH CHANDR GROVER	ANANDA MITRA
K SRINIVASA GURIKAR	BAPI RAUTH
PRAFULLA KUMAR GHOSH	PRASENJIT GHOSH
B R NAGENDRA GUPTA	DEBASISH GUIN
JEROO GUZDAR	BAPI DAS
SATYANARAYANA GAMINI	SUJIT PRASAD
ISHWER DYAL GUPTA	VIJOY SINGH
CHUKKAIAH G	ANUP SINGH
K GOVINDAM	ANUP SINGH
K RAMA GOPAL	ANUP SINGH
KRISHNA MURHTY G	ANUP SINGH
NAGABHUSHAIAH GALLA	Y C DEVESHWAR
RAMULU G	ANUP SINGH
SUREKHA GARIMELLA	ANUP SINGH
N S HARIHARAN	Y C DEVESHWAR
SHYAM SUNDER HANS	ABHIJIT BARMAN
K K ABDU KUZHIKANDATHIL HOUSE	BIRAJ BOSE
JABIR HOSSAIN	TAMAL SEN
JABIR HOSSAIN	AMIT DAS
TALAT HAIDER	SUBHASH MUKHERJEE
AHMED HUSSAIN	K VAIDYANATH
A HANUMANTHAIAH	Y C DEVESHWAR
G HARIHARABRAHMAM	Y C DEVESHWAR
G B HALYAL	Y C DEVESHWAR
R ZAKIR HUSSAIN	Y C DEVESHWAR
SHYAM SUNDER HANS	SANJAY LASKAR
K INDRANI	NIRAZ BHADNANI
LAKSHMAIAH I	K VAIDYANATH
KISHAN LAL JHUN JHUN WALA	Y C DEVESHWAR
NAVEEN CHAND JAIN	Y C DEVESHWAR
SUNDRI DEVI JAIN	TARAK MITRA
ABHAY KUMAR JAIN	TANAY BOSE
ASHOK KUMAR JAIN	Y C DEVESHWAR
PRAMOD KUMAR JAIN	ANUP SINGH
HUKAM CHAND JAIN	Y C DEVESHWAR
RAMADEVI JHUNJHUNWALA	Y C DEVESHWAR
SHANKER LAL JHUNJHUNWALA	Y C DEVESHWAR
KISHAN LAL JHUNJHUNWALA	Y C DEVESHWAR
C JAYAVELU	AMIT ROY
SEEMA RANI JAIN	SUKHENDU GHOSH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
ASHOK KR JAIN	KISHORE ROUTH
ABHAY KUMAR JAIN	TARUN BOSE
SH PRAMOD KUMAR JAIN	PARTHA BASAK
ATUL KUMAR JAIN	GANESH BATYABAL
RAMA DEVI JHUNJHUNWALA	Y C DEVESHWAR
TANGUDU JAGANNADHAM	Y C DEVESHWAR
PUSHPABEN INDUPRASAD JOSHI	RAVI KR DUBEY
PUSHPABEN INDUPRASAD JOSHI	SANTOSH PARBAT
PUSHPABEN INDUPRASAD JOSHI	RAKESH DUBEY
PUSHPABEN INDUPRASAD JOSHI	HARI SINGH
PUSHPABEN INDUPRASAD JOSHI	GOVIND BALMIKI
SUNEETA JHAN	Y C DEVESHWAR
BHAVA SINGH J	ANUP SINGH
C H JEEVARATNAM	ANUP SINGH
MANDAL JAGDISH	Y C DEVESHWAR
RAMA RAO J	K VAIDYANATH
S JOSEPH	Y C DEVESHWAR
SAIBABA B J	Y C DEVESHWAR
TATA RAO T J	Y C DEVESHWAR
RAJNIKANT NATHALAL KAMDAR	ASHOK ROY
MALTI KAMDAR	RAJA SEN
BIMLA KILLA	ANUP SINGH
GOVINDARAJULU MUNJULURU KRISHNAIA	RAJA SEN
VARJIVAN C KAMPANI	SHRABAN SINGH
M KUTTY HASSAN KUTTY	SANJOY DAS
HEMAL KAMPANI	BAPPA ROY
MEENAKSHI KHAN	NIRMAL CHATTERJEE
SIKHA KAR	G C SEAL
A KRISHNA	Y C DEVESHWAR
ADEYYA K	K VAIDYANATH
B KRISHNA	Y C DEVESHWAR
BIKSHAM K	K VAIDYANATH
DASARI KUMAR	Y C DEVESHWAR
G SHARATH KUMAR	ANUP SINGH
GOPALA KRISHNAN T K	Y C DEVESHWAR
KRISHNA K	Y C DEVESHWAR
LAXMA REDDY K	Y C DEVESHWAR
MARUTHI RAMADAS KOTESWARARAO	Y C DEVESHWAR
P V KEKRE	Y C DEVESHWAR
RUSTHAM S K	Y C DEVESHWAR
SESHAVATARAM K	Y C DEVESHWAR
SATYANARAYANA K	Y C DEVESHWAR
SASTRY CH B V S N K	K VAIDYANATH
SUBRAMANYAM K	K VAIDYANATH
Y KASIREDDY	K VAIDYANATH
T S LACHHMANSINGH	Y C DEVESHWAR
MOTI LAL	SHANKAR CHAKRABORTY
KORISETRA LINGAPPA	HARU BARDHAN
S LAKSHMINARAYANA	Y C DEVESHWAR
TANGUDU LAKSHMI	K VAIDYANATH
NARISIMHIM K V L	Y C DEVESHWAR
PRASANNA RAO LN	Y C DEVESHWAR
PETTEM LAXMAIAH	K VAIDYANATH
Y LAXMAN	ANUP SINGH
Y LAKSHMAIAH	K VAIDYANATH
SULTANALI FAZAL MANEKIA	PRANAY BISWAS

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
KALYANI MOOKHERJEE	SUCHARITA MUKHERJEE
KANTILAL MAGANLAL MANDAVIA	BRIJESH SINGH
SUBBARAO GUPTA MADDULA	K VAIDYANATH
T R MANI	BHASKAR SARKAR
J V SRINIVASA MURTHY	Y C DEVESHWAR
MADHUKAR H MAHINDRAKAR	K VAIDYANATH
VISHWANATH H MAHINDRAKAR	Y C DEVESHWAR
SUBBARAO GUPTA MADDULA	Y C DEVESHWAR
NARENDRA KUMAR MEHROTRA	GOBINDA DAS
MADHUSUDHANA RAO MALLURU	K VAIDYANATH
PRAKASH NARAIN MEHROTRA	SARIT SARKAR
RAMAKANT MAHAWAR	BIPIN MAHAWAR
KARUNA MUKHERJEE	SADHAN DAS
SUPROBHAT MALLICK	SUDIP MALLICK
CHINTA MONI MOOKERJEE	SUCHARITA MUKHERJEE
KETAN MADIA	LALTO CHATTERJEE
SHREE KANT MAHAWAR	MINAKSHI MAHAWAR
ARTI MADIA	BAPI MOHANTY
BULU MALLIK	PROTAP SINGH
A L N KRISHNA MOHAN	Y C DEVESHWAR
A L N KRISHNA MOHAN	Y C DEVESHWAR
A L N KRISHNA MOHAN	ANUP SINGH
A L N KRISHNA MOHAN	K VAIDYANATH
CHINNAPA REDDY M	Y C DEVESHWAR
D V V S MURTHY	K VAIDYANATH
D V V S MURTHY	ANUP SINGH
D MUSALAIAH	Y C DEVESHWAR
GUNANIDHI MISRA	K VAIDYANATH
BHOWREDDI GOPALAKRISHNA MURTHY	Y C DEVESHWAR
GANAPATHI BABU M	Y C DEVESHWAR
GUDIMETLA KRISHNA MURTHY	K VAIDYANATH
GUDIMETLA KRISHNA MURTHY	Y C DEVESHWAR
INDERDEO MANDAL	K VAIDYANATH
J V SRINIVASA MURTHY	Y C DEVESHWAR
KHAN MOHD	ANUP SINGH
MACHI RAJU M	Y C DEVESHWAR
MOHAMMED LAL MD	ANUP SINGH
NANDAKUMAR MANDAL	K VAIDYANATH
NEELAKANTESWARA RAO M	Y C DEVESHWAR
P SITA RAM MURTHY	ANUP SINGH
P RAJA MOULI	Y C DEVESHWAR
RAMANAIAH M	ANUP SINGH
R RAMAKRISHNA MURTHY	Y C DEVESHWAR
S S K MADHUSUDHANACHARYALU	Y C DEVESHWAR
SAMBASIVA RAO M	Y C DEVESHWAR
SAMBASIVA RAO M	Y C DEVESHWAR
V MOHANDAS	Y C DEVESHWAR
VIJAYA RAMA RAJU M	K VAIDYANATH
BINA NATH	SANDIP NATH
DICKOO NOWROJI	PRANAB NATH
ANOOK KUMAR N	K VAIDYANATH
B P V S NAIDU	ANUP SINGH
CH NARAHARI	K VAIDYANATH
KUSUM LATA NAGAR	BIMAL NAGAR
LAXMI NARSU N	Y C DEVESHWAR
M NAGARAJU	K VAIDYANATH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
SHAIK NAZAR	Y C DEVESHWAR
T PAKEER NAIDU	K VAIDYANATH
UPPALAIAH N	K VAIDYANATH
VANIPENTI LAXMI NARAYAN	Y C DEVESHWAR
VENKATESWARA RAO N	Y C DEVESHWAR
RAMANBHAI KUBERBHAI PATEL	Y C DEVESHWAR
V N PURUSHOTHAM	ANUP SINGH
P PRAKASH	SHANKAR BISWAS
PRASAD BALKRISHNA PAWASKAR	AJAY HELA
ATCHAIAH P	Y C DEVESHWAR
APPA RAO PALA	K VAIDYANATH
ANTHAYYA P	K VAIDYANATH
BHAKTA NIRANJAN P	ANUP SINGH
C SIVA PRASAD	Y C DEVESHWAR
CHANDRAIAH P	Y C DEVESHWAR
FAIZUDDIN P	ANUP SINGH
G PAPIREDDY	Y C DEVESHWAR
G RAVI PRASAD	ANUP SINGH
HARIRAM PRASAD	Y C DEVESHWAR
JAYANADAN PRASAD	K VAIDYANATH
K SARANGA PANI	K VAIDYANATH
KANTA RAO P	Y C DEVESHWAR
MANJU PRASAD	Y C DEVESHWAR
MANJU PRASAD	Y C DEVESHWAR
PALADI PURUSHOTHAM	Y C DEVESHWAR
PATEL M P	ANUP SINGH
RAMJI PRASAD	ANUP SINGH
R ANANDA RAO PATNAIK	K VAIDYANATH
RAMACHANDRU P	Y C DEVESHWAR
RAMANAND PRASAD	Y C DEVESHWAR
SHAIK CHAND PASHA	Y C DEVESHWAR
SURAYYA P	ANUP SINGH
SHOWRAIAH P	Y C DEVESHWAR
VISWANATHAM P	K VAIDYANATH
V L PERUMALLU	Y C DEVESHWAR
VENKATARATNAM P	Y C DEVESHWAR
RAJ KUMAR	PARTHA BHOWMICK
N R NARAYANA RAO	PRABAL DAS GUPTA
A RAJASEKARAN	BISWAJIT SIL
V P VITTAL RAJ	DIPAK SINGH
N R NARAYANA RAO	Y C DEVESHWAR
SUJATHA ROYCHOUDHRY	SONU HELA
PRITHVIRAJ C RAI	RAHUL HELA
GOBIND RAM	SAMAR GHOSH
MUKUL RASTOGI	BIKASH HELA
SHREERAM VISHWANATH REDIJ	GITESH GUPTA
K V S PRAKASA RAO	SAROJ HAZRA
K V SUDHAKAR RAO	MITHU CHOWDHURY
K V RAMANA RAO	JITU DAS
K V JANARDHAN RAO	SOMEN MITRA
K V CHIRANJEEVI RAO	SAKTI JHA
K V LAKSHMANA RAO	BABAI GHORAI
K V SESHAGIRI RAO	BULBUL BANERJEE
K V M MOHANA RAO	SUBRATA MANNA
K V RAMA RAO	KABIR ROY
K V JAGAN MOHANA RAO	KUNAL BANERJEE

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
A KASTURI REDDY	Y C DEVESHWAR
A NAGESWARA RAO	ANUP SINGH
A APPALA RAJU	ANUP SINGH
A LAKSHMIPATI RAJU	ANUP SINGH
A APPALA RAJU	Y C DEVESHWAR
A APPALA RAJU	Y C DEVESHWAR
A LAXMI REDDY	Y C DEVESHWAR
A GANGA RAO	ANUP SINGH
A GANGA RAO	Y C DEVESHWAR
A GANGA RAO	Y C DEVESHWAR
B GOPI RAJU	Y C DEVESHWAR
B PRAKASA RAO	ANUP SINGH
B RAMASWAMI REDDY	Y C DEVESHWAR
B THARAKARAMA RAO	K VAIDYANATH
BOMMADEVARA HARI NAGENDRA RAO	ANUP SINGH
B SUBRAHMANYESWARA RAO	K VAIDYANATH
B SUBRAMANYESWAR RAO	Y C DEVESHWAR
BACHULAL R	ANUP SINGH
C KANCHANA RAO	ANUP SINGH
CHRISTINA ROBERTS	K VAIDYANATH
C H S HANUMANTHA RAO	Y C DEVESHWAR
CH BHASKAR REDDY	Y C DEVESHWAR
CH MAHESWARA RAO	Y C DEVESHWAR
C KANCHANA RAO	K VAIDYANATH
CHANDRAM R	Y C DEVESHWAR
CHRISTINA ROBERTS	Y C DEVESHWAR
CH RAMACHANDRA RAO	Y C DEVESHWAR
D VENKATA RAMANA	Y C DEVESHWAR
D B SANKARA RAO	ANUP SINGH
DARA VENKATA RAO	Y C DEVESHWAR
D VENKATAPATI RAJU	Y C DEVESHWAR
D VENKATESWARA REDDY	ANUP SINGH
D VENKATA LAKSHMIPATI RAJU	Y C DEVESHWAR
DARA VENKATA RAO	ANUP SINGH
D NAGESHWAR RAO	ANUP SINGH
D VENKATA PATHI RAJU	K VAIDYANATH
DANDU VENKATA LAKSHMIPATHI RAJU	Y C DEVESHWAR
D KONDAL REDDY	K VAIDYANATH
D V P RAJU	ANUP SINGH
DARA VENAKATA RAO	Y C DEVESHWAR
E BABU RAO	K VAIDYANATH
E RAJESWAR RAO	Y C DEVESHWAR
G CHALAPATHI RAO	Y C DEVESHWAR
G NARSIMHA RAO	K VAIDYANATH
G ANJANEYA RAJU	Y C DEVESHWAR
G SUBBA RAO	K VAIDYANATH
G SUBBI REDDY	Y C DEVESHWAR
G ANJANEYA RAJU	K VAIDYANATH
G V VARDHANA RAO	Y C DEVESHWAR
J SOMI REDDY	Y C DEVESHWAR
J SATYANARAYANA RAJU	K VAIDYANATH
JADA SESHAGIRI RAO	Y C DEVESHWAR
J SATYANARAYANA RAJU	ANUP SINGH
KOTESWARA RAO	Y C DEVESHWAR
K D V VARA PRASAD RAJU	ANUP SINGH
KOWRU VIJAYA BHSKARA RAO	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
K BUTCHI RAJU	Y C DEVESHWAR
K JOGA RAO	Y C DEVESHWAR
K GANGA RAO	K VAIDYANATH
M MUKUNDA RAO	ANUP SINGH
K VENKATESWAR RAO	Y C DEVESHWAR
K KONDAL RAO	Y C DEVESHWAR
K LAKSHMANA RAO	K VAIDYANATH
K RAMA RAO	ANUP SINGH
K JOGA RAO	Y C DEVESHWAR
KOTESWARA RAO	K VAIDYANATH
L PRABHAKARA RAO	K VAIDYANATH
M MADHAVA RAO	Y C DEVESHWAR
M SEETHA RAMAM	Y C DEVESHWAR
M SURA REDDY	Y C DEVESHWAR
MD ABDUL RUB	K VAIDYANATH
MUTHENANI SEETHA RAMA RAO	Y C DEVESHWAR
MALLURU MADHUSUDHANA RAO	ANUP SINGH
MADAMANCHI SAMBASIVA RAO	Y C DEVESHWAR
MADIREDDY SREENIVASA RAO	Y C DEVESHWAR
M V GOPAL REDDY	Y C DEVESHWAR
M GANGA RAM	K VAIDYANATH
M MADHAVA RAO	ANUP SINGH
MADIREDDI MADHAVA RAO	Y C DEVESHWAR
M PULLA REDDY	K VAIDYANATH
M S CHAKRADHARA RAO	Y C DEVESHWAR
M VENUGOPALA RAO	Y C DEVESHWAR
M V DHARMA REDDY	Y C DEVESHWAR
M LOKANATHA REDDY	Y C DEVESHWAR
MUTTINENI SEETHARAMA RAO	K VAIDYANATH
MUDUMBA SEETHA RAMAM	ANUP SINGH
MADI REDDY MADHAVA RAO	Y C DEVESHWAR
MARAM VENKAT GOPAL REDDY	Y C DEVESHWAR
N VENKATESHWARA RAO	Y C DEVESHWAR
N BABU RAO	ANUP SINGH
NIMMALA RAJU	K VAIDYANATH
N VENKATESWARA RAO	Y C DEVESHWAR
P RAMA RAO	Y C DEVESHWAR
PEDIREDLA VENKATA RAJU	Y C DEVESHWAR
P SRINIVAS REDDY	Y C DEVESHWAR
P NAGESWARA RAO	Y C DEVESHWAR
P VENKATESHWARA REDDY	K VAIDYANATH
P KONDA REDDY	K VAIDYANATH
P VENKATESWARA RAO	Y C DEVESHWAR
R KRISHNARJUNA RAO	Y C DEVESHWAR
RAO VENKATA SURYA RAO	Y C DEVESHWAR
R SARVESWARA RAO	Y C DEVESHWAR
REDDI APPA RAO	ANUP SINGH
R V KRISHNA RAO	Y C DEVESHWAR
R SARVESWARA RAO	Y C DEVESHWAR
S SEETA RAMA RAJU	K VAIDYANATH
S ACHYUTHA RAO	K VAIDYANATH
SADHINANI VENKATA RAMARAO	Y C DEVESHWAR
S RAGHUVEER	ANUP SINGH
S VENKATA RAMA RAO	K VAIDYANATH
SATYANARAYANA R	Y C DEVESHWAR
SEELAM MANOHAR RAO	K VAIDYANATH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
T MOHAN RAO	ANUP SINGH
T RAMULU	Y C DEVESHWAR
T RANGA RAJU	K VAIDYANATH
T RAMA KRISHNA RAO	K VAIDYANATH
T SEETHA RAMA REDDY	Y C DEVESHWAR
V PALLAM RAJU	Y C DEVESHWAR
V RAMBABU	Y C DEVESHWAR
V V V KAMESWARA RAO	Y C DEVESHWAR
V NARASIMHA RAO	ANUP SINGH
V NAGI REDDY	Y C DEVESHWAR
Y BABU RAO	Y C DEVESHWAR
ZAKIR HUSSAIN R	K VAIDYANATH
DAHYABHAI AMRITLAL SHAH	FIROZ ALAM
RANI SHARMA	TAPAS KUMAR MITRA
PARVATIBEN AMRITLAL SHAH	K VAIDYANATH
DAHYABHAI AMRITLAL SHAH	ANUP SINGH
J V SRIDHAR	K VAIDYANATH
UPPULA SWATHANTRA	Y C DEVESHWAR
C M SYED	ANUP SINGH
RAJKUMAR SEAL	G C SEAL
SALIL KUMAR SEAL	G C SEAL
M G DASHARATHA RAMA SETTY	GANESH MONDAL
SUDHENDU SAHA	APARNA MUKHERJEE
BHARATI SHOME	SUJIT SEN
VENKATARAMARAO SADHINANI	ANUP SINGH
KISHANLAL SULTANIA	BIBHAS ROY
SHREE PRAKASH SINGH	SHAMBHU CHAKRABORTY
PARVATIBEN AMRITLAL SHAH	BISWAJIT NATH
DAHYABHAI AMRITLAL SHAH	SUNIL SINGH
LALITHA SHANKAR	UDESH SHARMA
LALITHA SHANKAR	SUBHASISH GHOSH
DAHYABHAI AMRITLAL SHAH	AMAR LAMA
PARVATIBEN AMRITLAL SHAH	DHANANJOY SINGH
SHREE PRAKASH SINGH	SHIBU DAS
RAJ KUMAR SEAL	G C SEAL
REBA SENGUPTA	SURAJ HELA
REKHA SENGUPTA	DIPAK HELA
N SIVADASAN	RAJA HELA
IRANI SEN	PRADIP ROY
IRANI SEN	RABINDRANATH DAS
AJOY KUMAR SINGH	ASHOK GHOSH ROY
MAHALINGAM SURESH	SOMNATH CHAKRABORTY
RAJ KUMAR SEAL	G C SEAL
A M V SANKAR	K VAIDYANATH
BIBHUTI SEN	Y C DEVESHWAR
BALDEV SHA	ANUP SINGH
DANDU SANYASIRAJU	Y C DEVESHWAR
GOTTUPULLA SRINIVAS	ANUP SINGH
G SATYANARAYANA	ANUP SINGH
GUDLA SATYANARAYANA	Y C DEVESHWAR
G S V SATYANARAYANA	Y C DEVESHWAR
G SRINIVAS	Y C DEVESHWAR
HARERAM SINGH	K VAIDYANATH
HARERAM SINGH	ANUP SINGH
HARE RAM SINGH	Y C DEVESHWAR
JOSYULA JAGANNADHA SARMA	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
JANARDHANA CHARYULU S	K VAIDYANATH
K V R K M B SUBRAHMANYAM	K VAIDYANATH
KAMESWARA RAO SISTU	Y C DEVESHWAR
KODI SATYANARAYANA	Y C DEVESHWAR
K SWAIMELU	Y C DEVESHWAR
KRISHNA REDDY S	Y C DEVESHWAR
K DURGA SRINIVAS	Y C DEVESHWAR
K SAYANNA	ANUP SINGH
L SATYANARAYANA	Y C DEVESHWAR
M SATYANARAYANA	ANUP SINGH
MAHESH SHAH	SIDDHANT SHAH
MUTYALA RAO SURUMPUDI	Y C DEVESHWAR
N SRINIVAS	Y C DEVESHWAR
O V S N SARMA	Y C DEVESHWAR
PILLI SHOWRAIAH	ANUP SINGH
PODAPATI SURYANARAYANA	K VAIDYANATH
PEDA KHASIM SK	Y C DEVESHWAR
PULLAIAH S	Y C DEVESHWAR
P SAI SRINIVAS	ANUP SINGH
RAM NIHORA SINGH	ANUP SINGH
R UMA SHANKAR	K VAIDYANATH
RAMPRASAD SAHU	Y C DEVESHWAR
RABINDRA SINGH	ANUP SINGH
RAMLUBHAYA SHARMA	Y C DEVESHWAR
SEETARAMAIAH	Y C DEVESHWAR
S SEETARAMAIAH	Y C DEVESHWAR
SHIVNATH SHAH	ANUP SINGH
SAMBI REDDY S	K VAIDYANATH
SM SHARIFF	Y C DEVESHWAR
SURESH S	Y C DEVESHWAR
UPPALA SRINIVAS	ANUP SINGH
V BHASKER SAHU	ANUP SINGH
Y SATYANARAYANA	ANUP SINGH
KARUNA TIBREWAL	SHRADHA AGARWAL
RAJENDRA PRASAD TIBREWAL	SHUBHRA MODI
ANJANI KUMAR TIKMANI	Y C DEVESHWAR
KALAWATI TIKMANI	Y C DEVESHWAR
AMIT TIBREWAL	BIDYUT SAHA
MOHAN RAO T	K VAIDYANATH
RAM NAIDU T	K VAIDYANATH
RAGHUNATHA REDDY T	Y C DEVESHWAR
RAMULU T	ANUP SINGH
RAMAKRISHNA T	ANUP SINGH
SANKAR RAO T	ANUP SINGH
SANGEETHA RAO T	Y C DEVESHWAR
S R TIWARI	Y C DEVESHWAR
STEEVEN T	Y C DEVESHWAR
S R TIWARI	Y C DEVESHWAR
SITARAM TIWARI	Y C DEVESHWAR
VENKATA RATNAM T	Y C DEVESHWAR
ANJERY KAKKU VARGHESE	SOUMEN ROY CHOWODHURY
KOTESHWAR RAO UPPULA	Y C DEVESHWAR
B VANITHA	SARSA SAHADEO
C B VENKATASWAMY	Y C DEVESHWAR
MANORANJAN WALIA	HABLU BHATTACHARYA
VAIKUNTAM YADA	ANUP SINGH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING
HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
J VANCHINATHAN	BABLOO DAS
LILA VANCHINATHAN	RAJA BISWAS
SRINIVAS YADA	Y C DEVESHWAR
MADAN RAO YADA	Y C DEVESHWAR
SRINIVAS UPPULA	ANUP SINGH
BHARAT B VERMA	SHYAM MAHATO
SANGEETHA SANJAY VERMA	DIPAK DAS
ALAKKI VENKATARAMAM	K VAIDYANATH
ASHOK KUMAR VERMA	SAILESH VERMA
BABU RAO V	Y C DEVESHWAR
BHASKARA REDDY G V	Y C DEVESHWAR
BHARATACHARYULU A V	Y C DEVESHWAR
G VENKATACHALAM	Y C DEVESHWAR
K VAIKUNTAM	ANUP SINGH
KRISHNA PRASAD VSR	K VAIDYANATH
K VAIKUNTAM	K VAIDYANATH
KOTI REDDY G V	Y C DEVESHWAR
L I WHITE	Y C DEVESHWAR
M VISWANATHAM	K VAIDYANATH
MURALIDHAR A V	Y C DEVESHWAR
M M VENKATRAMAIAH	Y C DEVESHWAR
N UPPALAIAH	ANUP SINGH
RAMANA RAO M V	Y C DEVESHWAR
S VENKATAIAH	Y C DEVESHWAR
SURYANARAYANA A V	Y C DEVESHWAR
THERESA VINOLA	Y C DEVESHWAR
VENKATA REDDY Y	Y C DEVESHWAR
VARAPRASADA RAJU K D V	Y C DEVESHWAR
Y VENKATESWARLU	ANUP SINGH
BHABENDRANATH GOHAIN	PRABHAT PATTANAYAK
MOLLY MANI	DEBASISH DA
ANURADHA SRIDHARAN	BABLOO SINGH
MITRA BANDYOPADHYAY	SHIBU PATRA
JOHN SHASHIRAJ SUNDARA	DHANGAR DAS
RATUL BORA	NAIZAL AZAM
JAYANTI SINHA	P K SINHA
LAKSHMI NARAYANA SUDDALA	K VAIDYANATH
REKHA SEAL	G C SEAL
GAMINI SATYANARAYANA	Y C DEVESHWAR
K V R K M B SUBRAHMANYAM	Y C DEVESHWAR
R M SHUNMUGAM	PIKLU BASAK
S M SAIT	ARNAB CHAKROBORTY
R M SHANMUGAM	RAJANISH ROY CHOWDHURY
PRADIP KUMAR SHOME	SUDHIR KR SAHA
LAZARD BROTHERS ASSET THE MAURITIUS MAYUR FUND LTD	AMBRESH WAGH
SULTANALI FAZUL MANEKIA	Y C DEVESHWAR
POTLURI DASARADHA RAMAIAH	SHYAMAL DAWN
M JAYABALAN	Y C DEVESHWAR
ARTI MADIA	RINTI SAHA
K Radhakrishnan	GOBINDA MISHRA
PAWAN KUMAR SUREKA	KAMAL KISHORE PODDAR
SAJAN KUMAR PASARI	LALIT KUMAR PODDAR
SABITA ROY	ANUP SINGH
SARADINDU DUTTA	TARUN BAIDYA
CONNIE FERNANDES	AVIJIT SEAL

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD AT SCIENCE CITY , MAIN AUDITORIUM ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
ARDESHIR PHIROZSHAW BILLIMORIA	MADHU DAS
ZARIN ARDESHIR BILLIMORIA	RAMGOPAL SHARMA
SANJOY MONDAL	NIRANJA MONDAL
OM PRAKASH SACHDEV	G SITARAMAIAH
SUNEETA JHAN	TAPAN SAHA
KURUSH NOSHIR GRANT	LALTU BISHWAS
NARAYAN SEAL	SOVAN BHUIYA
NARAYAN SEAL	MAHADEB SAHA
ELIZABETH RICHARD	BISWAJIT SAHA
ELIZABETH RICHARD	ATUNU SANTRA
SURINDER AGGARWAL	SANJAY GHOSH
DIPALI MODAK	SUJAN MODAK
HAIDERALI HASANALI RUPANI	FIROZ KHAN
NILOFER HAIDERALI RUPANI	JITENDER KR MATHO
ARATI SAHA	RAM CHANDRA SAHA
SHANTI DEVI TULSYAN	AKASH TULSYAN
NILIMA PAUL	SUDHIR KUMAR PAUL
MUKESH AGARWAL	K VAIDYANATH
MANISH V SHAH	AVIJIT SAHA
VINOD M SHAH	RIJU SAHA
TARULATA V SHAH	DIBBENDU GHOSH
V S DHANDAPANI	K VAIDYANATH
ASHOK KUMAR GULGULIA	SUBHOJIT SAHA
TEMPLETON ASSET MANAGEMENT LTD - TEMPLETONEMERGING MARKET SERIES (A SERIES OF TEMPLETONINSTITUTIONAL FUNDS INC)	KALYAN ROY
TEMPLETON ASSET MANAGEMENT LTD - TEMPLETON EMERGING MARKETS APPRECIATION FUND INC	D DUTTA
CAPITAL INTERNATIONAL EMERGING MARKETS FUND	B D MAITRA
OPPENHEIMER FUNDS INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND	S RAJAGOPAL
CAPITAL INTERNATIONAL INC. A/C TPM INTERNATIONAL TRUST	SOMNATH CHATTERJEE
HALLIBURTON COMPANY EMPLOYEE BENEFIT MASTER TRUST	BULBUL BASU
MITCHELL HUTCHINS ASSET MANAGEMENT INC A/C PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS	D NEOGI
EMERGING MARKETS GROWTH FUND INC.	BASAB CHATTACHARYA
SUNAMERICA ASSET MANAGEMENT CORP A/C SUNAMERICA SERIES TRUST - EMERGING MARKETS PORTFOLIO	N K GHOSH
THOPPIL VARKEY JOHN	GEORGE JOHN
SCUDDER FUNDS OF CANADA A/C SCUDDER EMERGINGFUND (CANADA)	S P DASGUPTA
STATE STREET BANK AND TRUST COMPANY A/C DAILYACTIVE EMERGING MARKETS FUND	ANIL AGARWAL
STATE STREET BANK AND TRUST CO WORLD INDEX COMMON TRUST FUNDS - INDIA EMERGING MARKETS INDEX COMMON TRUST FUNDS	B ADAK

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
PUTNAM FIDUCIARY TRUST CO A/C PUTNAM EMERGINGMARKETS EQUITY TRUST	NISHITH GHOSH
JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY A/C JOHN HANCOCK VARIABLE SERIES TRUST I - EMERGING MARKETS EQUITY PORTFOLIO	SOUMYA SAHA.
DEUTSCHE INTERNATIONAL TRUST COMPANY A/C INTERNATIONAL INVESTMENT FUND - PUTNAM EMERGING MARKETS EQUITY FUND	AJAY SHARMA
STATE STREET BANK AND TRUST COMPANY A/C INDIAMSCI EMERGING MARKETS INDEX COMMON TRUST FUND	S DAS
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREASPENSION FUND.	DEV RAJ BHATTACHARYA
STATE STREET BANK AND TRUST COMPANY A/C DAILYEMERGING MARKETS INDEX FUND	P CHAKRAVARTY
THE BOSTON COMPANY ASSET MANAGEMENT LLC A/C TBC POOLED EMPLOYEE FUNDS-EMERGING MARKETS EQUITY FUND	SAMSAD BEGUM
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONDEVELOPING MARKETS TRUST	JAYA DAS
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS FUND	H P THACKER
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS INVESTMENT TRUST PLC	SUPRIYO DAS
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICAINC A/C SCHRODER EMERGING MARKETS FUND INSTITUTIONAL PORTFOLIO	G CHAKRABORTY
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS FUND INC	DURGA DAS
GLOBAL FUNDS MANAGEMENT S.A. A/C TEMPLETON ASIA FUND	A BASU
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONINTERNATIONAL EMERGING MARKETS FUND	A MITRA
TEMPLETON DEVELOPING MARKETS SECURITIES FUND(A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	BIBHASH ROYCHOUDHURY
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS FUND (LUXEMBOURG)	BISWANATH DUTTA
MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED A/C INDIAN OPPORTUNITIES FUND (MAURITIUS) LIMITED	KAMALA SAHA

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 28TH JULY 2002.

Member for whom attended	Name of Proxy
F AND C EMERGING MARKETS LIMITED A/C F AND CEMERGING MARKETS UMBRELLA FUND - GLOBAL EMERGING MARKETS PORTFOLIO	T K BISWAS
F AND C EMERGING MARKETS LIMITED A/C FOREIGNAND COLONIAL INDIA LIMITED	K BANERJEE
STATE STREET BANK AND TRUST COMPANY A/C ACTIVE EMERGING MARKETS COMMON TRUST FUND	BINOD SINGH
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/C MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT EMERGING MARKETS TRUST	S K CHAUBEY
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CNYNEX CORPORATION MASTER PENSION TRUST	JAYANT SHEE
MPAM FUNDS TRUST A/C MPAM EMERGING MARKETS FUND	SUSHIL MAITY
PRUMERICA GLOBAL ASSET MANAGEMENT COMPANY S.A/PRUMERICA GLOBAL INVESTMENT MATRIX SERIESASIA PACIFIC EQUITY INDEX TRACKER FUND	S BHADURI
SCUDDER GLOBAL OPPORTUNITIES FUNDS A/C SCUDDER GLOBAL OPPORTUNITIES FUNDS-EMERGING MARKETSEQUITY FUND	A BHATTACHARYA
RADHA RANI DUTTA	KAMAL KUMAR DUTTA
THE EMERGING MARKETS PORTFOLIO OF THE AMR INVESTMENT SERVICES TRUST	AMBRESH WAGH
STATE STREET BANK AND TRUST COMPANY TRUSTEE FOR E.I. DUPONT DE NEMOURS AND COMPANY PENSIONTRUST	AMBRESH WAGH
GOLDMAN SACHS FUNDS, S.I.C.A.V. - GOLDMAN SACHS ASIA PORTFOLIO	AMBRESH WAGH
MAITHRAIYI. P	UPENDRA KR SINGH
PATTABIRAMAN. M	AJIT RANJAN SAHA
SAROJA. P	SUJIT SEAL
AMIT DAS	ANUP SINGH
SUSANTO SAHA	SANATSU BHATTACHARYA
BURZIN ARDESHIR BILLIMORIA	AKBAR KHAN
SANJAY VERMA	SUDIP ROY
T A PRASANNA KUMAR	K VAIDYANATH
MUKESH MEHRA	RAMESH DAS MEHRA
SANJEEV SEKSARIA	RABINDRA NATH PAUL
HARIOM NARAIN SHAW	BIBEK SHAW
ASHOKA JANA	BISWANATH JANA
MADHUKAR KAMPANI	AVIJIT BANERJEE
HEMAL KAMPANI	ASIT LODH
SAROJIT SEN GUPTA	DEBASIS KABIRAJ
T V RAMASWAMY	BAPPA SAHA
M NAJM MUSVEE	Y C DEVESHWAR
SURESH SHANTILAL THACKER	ANUP SINGH
PHIROZ DARASHAW ELAVIA	SUJOY BURMAN
ARUP GHOSH	PREM NIHAR GHOSH

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
M GOVINDA RAJULU	Y C DEVESHWAR
G MANONMANI	SATYANARAYAN BISWAS
M RAVINDRAN	SUJIT GHOSE
SHEELA SOMANI	K VAIDYANATH
MAHESH SOMANI	Y C DEVESHWAR
ANITA DAS	Y C DEVESHWAR
BAIDYA NATH DEY	Y C DEVESHWAR
RUPESH DOSHI	RAJIB ROY
SHEVANTILAL K. DOSHI	BINOD MALLICK
PUSHPA S. DOSHI	RINKU SAHA
SUBHASH K.DOSHI	SUDHAKAR RAO
DINESH S. DOSHI	RAJKUMAR SHAW
HITENDRA S. DOSHI	ARUN GHOSH
R RANGANATH	K VAIDYANATH
SUDIP BANDYOPADHYAY	ANIL BISWAS
RANJIT SENGUPTA	AMITA SENGUPTA
SUBHASH CHANDRA RUSTAGI	MUKUL SAHA
TRIDIP KUMAR DUGAR	Y C DEVESHWAR
TRIANSU CREDITS PVT. LTD.	Y C DEVESHWAR
AZIZ FURDOON MAHABAT	Y C DEVESHWAR
UMADEVI AGARWAL	KAILASH VALMIKI
RAJIV KUMAR MODI	ASHUTOSH DHANCHELIA
SIDHARTHA RAJGARHIA	VIKRAM MUMDLKA
GIRJA DEVI GAGGAR	ABHISHEK SINGHI
JAG MOHAN LOHARIWALA	VIKASH MUNDHRA
LALITA LOHARIWALA	SAMATA RAJGHARHIA
LALITA LOHARIWALA	SANJAY MUNDHRA
JAG MOHAN LOHARIWALA	SOMAN MUNDHRA
KARABI MUKHERJEE	ASHIM K. MUKHERJEE
KRISHNA KUMAR CHANDAK	RAM DAS TAPARIA
MRINAL KANTI PAUL	Y C DEVESHWAR
KIRAN RAMNATH MAHINDRAKAR	AJAY KR SINGH
BOKUL DEY	PRADIP ROY
RAJENDER KUMAR GURZI	ASIT KR DEY
RANJAN DAS	B B CHATTERJEE
C RAJA KUMAR	Y C DEVESHWAR
C MURALIDARAN	K VAIDYANATH
C VINODHAN	Y C DEVESHWAR
C MANGAYARKARASI	K VAIDYANATH
AR M AR AR ARUNASALAM CHETTIAR	RAJU PODDAR
D. PONDURANGAN	UTTAM DUTTA
J V SHANTHAKUMAR	K VAIDYANATH
J N VENKATACHALAPATHY SETTY	Y C DEVESHWAR
S B JAGADEESH	DEBASIS SAHA
RAMAMANI JAGADEESH	S M ANANTH RAMU
J V GOPAL KRISHNA	ANUP SINGH
K HARANATH	Y C DEVESHWAR
SARMA VENKATESWARA CHAKRAVADHANULA	MANOJ PAUL
CHINMOY DUTTA	JOYDEEP SAHA
SANJEEV SEKSARIA	AJOY SAHA
MURARI MOHAN GHANTY	Y C DEVESHWAR
PAULINE D'ROZARIO	ARTHUR D'ROZARIO
RADHA DEVI GULGULIA	BUBAI SAHA
BHAGWAN DAS PUGALIA	SAMIR BISWAS
SATYANSU CHAUDHARI	SANJAY DAS

LIST OF PROXIES WHO ATTENDED THE 91ST ANNUAL GENERAL MEETING HELD ON 26TH JULY 2002.

Member for whom attended	Name of Proxy
ARUNANGSHU MITTER	RAMESH SHARMA
TAPAS GHOSH	RAJA BISWAS
ARCHANA JYOTHIS KUMAR S	RAHUL BANERJEE
SNIGDHA MUKHERJEE	DHRUBANARAYAN MUKHERJEE
M N MUTHAPPA	K VAIDYANATH
FIDELITY MANAGEMENT AND RESEARCH COMPANY A/CTHE SUBCONTINENT PILOT FUND	Y C DEVESHWAR
FIDELITY MANAGEMENT RESEARCH COMPANY A/C FIDELITY ADVISOR SERIES VIII FIDELITY ADVISOR EMERGING ASIA FUND	Y C DEVESHWAR
BITHIKA RAY CHOWDHURY	AMITAVA RAY CHAUDHURI
PREM S KATARIA	MONOJ SINHA
S GOPAL KRISHNA	MATHURA SINGH
MUSTAFA ABDULKARIM MUKHI	SOUMOJIT BHATTACHARYA
SUGANCHAND T	RANJIT MONDAL
PHATIK ROY	NEMAI CHAND SEAL
T SUGANCHAND KATARIA	JYOTIRMOY CHATTERJEE
SAVATRI S KATARIA	SWAPAN SAHA
LEKHA GIRI	Y C DEVESHWAR
VITTAL RAJ V P	PINTU SEN .